NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MDS INC.

Date:	March 6, 2008	Business of the Annual Meeting of Shareholders:
(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2007, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By order of the Board,

Time:	4:00 p.m. (Eastern Standard Time)
Place:	Design Exchange 234 Bay Street Toronto, Ontario, Canada
/s/Peter E. Brent
Peter E. Brent Senior Vice-President, Legal and Corporate Secretary January 7, 2008

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting.  If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What’s inside

SECTION 1:  VOTING INFORMATION

SECTION 2:   BUSINESS OF THE MEETING
Report of the Directors and Consolidated Financial Statements
Election of Directors
Appointment of Auditors
Auditor Evaluation
Shareholder Proposals

SECTION 3:  DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Directors’ Remuneration
Director Share Ownership Guidelines and Directors’ Share Ownership
Report on Executive Compensation
Executive Compensation
Pension Plans
Employment Contracts and Termination of Employment
Performance Graph

SECTION 4:  CORPORATE GOVERNANCE POLICIES AND PRACTICES

SCHEDULE A:  STATEMENT OF GOVERNANCE PRACTICES

SCHEDULE B:  BOARD OF DIRECTORS’ CHARTER

SCHEDULE C:  INDEPENDENCE STANDARDS

Currency– Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1:  Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the “Company” or “MDS”) is soliciting your proxy for use at the Annual Meeting of Shareholders (the “Meeting”).

What will I be voting on?

You will be voting on:

•	election of directors of the Company (see page 3);

•	appointment of Ernst & Young LLP as the auditors (see page 8); and

•	any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 8, 2008, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 7, 2008 is 122,609,390.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at January 7, 2008 are as follows:

Shareholder	Common Shares Held	% of Outstanding Common Shares
ValueAct Capital Partners, L.P.	20,617,200	16.8%
Harris Associates L.P.	17,759,200	14.5%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

• FOR the election, as directors, of the proposed nominees whose names are set out on the following pages;
• FOR the appointment of Ernst & Young LLP as auditors; and
• FOR management’s proposals generally.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Management Proxy Circular (the “Circular”), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies.  The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a “nominee” which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares.  For that reason, you have received this Circular from your nominee, together with a voting instruction form.  Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder.  Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder.  Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2:   Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company’s Annual Report for the year ended October 31, 2007 is being mailed concurrently with this Circular.  The financial statements for the fiscal year ended October 31, 2007, the management’s discussion and analysis, and the report of the auditors are included with the Company’s Annual Report.

Election of Directors
At the Meeting, 11 directors, 10 of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed.  Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.   Based upon information provided by each of the nominees there are no board interlocks.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to Common shares beneficially-owned or over which control or direction is exercised is as of October 31, 2007 and has been provided by the respective nominee.

Paul S. Anderson, 69 Lansdale, Pennsylvania, USA Director since 2003 Independent[1]
Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and, from 1995 to 2001, was Senior Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company.   Mr. Anderson is also a director of Chemical Heritage Foundation and is on the Board of Trustees of Gordon Research Conferences.
Areas of Expertise:  Global Life Sciences/Scientific/Medical

MDS Board/Committee Membership	Attendance	Current Public Board Membership
Board of Directors Corporate Governance & Nominating Human Resources & Compensation	13/13 4/4 5/5	Albany Molecular Research Inc.
Securities Held
Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2006	-	14,539	14,539	$282,057	$150,000
2007	-	20,055	20,055	$425,858
change	nil	+5,516	+5,516	+$143,801
Options Held: 10,000 (Director option grants were discontinued in 2003)
William D. Anderson, 58 Toronto, Ontario, Canada Director since 2007 Independent[1]
Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec).  From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.
Areas of Expertise:  Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance[4]	Current Public Board Membership
Board of Directors Audit	7/8 4/4	TransAlta Corporation Gildan Activeware Inc.
Securities Held
Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2006	-	1,718	1,718	$33,329	$150,000
2007	5,000	4,231	9,231	$195,974
change	+5,000	+2,513	+7,513	+$162,645
Options Held: 0 (Director option grants were discontinued in 2003)
Stephen P. DeFalco, 46 Toronto, Ontario, Canada Director since 2005 Related[5]
Mr. DeFalco is President and Chief Executive Officer of MDS.  Mr. DeFalco joined MDS from U.S. Genomics (a biotech tools company headquartered in Woburn, MA) where he was Chairman and Chief Executive Officer.  Prior to his role at U.S. Genomics, he was President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. (a life sciences company headquartered in Waltham, MA).  Mr. DeFalco also previously worked at United Technologies, McKinsey & Company and IBM.  Mr. DeFalco is a director of BioProcessors Corporation, the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applera.
Areas of Expertise:  Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership
Board of Directors	13/13	-
Securities Held
Year	Common Shares	DSUs/RSUs/ PSUs[6]	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2006	-	117,000	117,000	$2,678,000	$3,087,000
2007	-	192,000	192,000	$4,226,000
change	nil	+75,000	+75,000	+$1,548,000
Options Held: 653,500 (options granted as an executive officer)
William A. Etherington, 66 Toronto, Ontario, Canada Director since 2001 Independent[1]
Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce (a major global Canadian chartered bank).  Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation.
Areas of Expertise:  Global Technology/Operations/Strategy/Sales and Marketing

MDS Board/Committee Membership	Attendance	Current Public Board Membership
Board of Directors Corporate Governance & Nominating Human Resources & Compensation (Chair)	13/13 4/4 5/5	Canadian Imperial Bank of Commerce (Chairman) Celestica Inc. Onex Corporation
Securities Held
Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2006	10,000	18,748	28,748	$557,711	$150,000
2007	10,000	23,112	33,112	$702,968
change	nil	+4,364	+4,364	+$145,257
Options Held: 15,500 (Director option grants were discontinued in 2003)
Robert W. Luba, 65 Toronto, Ontario, Canada Director since 1996 Independent[1]
Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, ON).  Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.[9]
Areas of Expertise:  Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership
Board of Directors Audit Committee (Chair)	13/13 9/9	AIM Trimark Investments Softchoice Corporation
Securities Held
Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2006	8,200	23,842	32,042	$621,615	$150,000
2007	11,600	28,462	40,062	$850,516
change	+3,400	+4,620	+8,020	+$228,901
Options Held: 16,200 (Director option grants were discontinued in 2003)
James S. A. MacDonald, 62 Toronto, Ontario, Canada Director since 2005 Independent[1]
Mr. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company) and has been for the last five years.
Areas of Expertise:  Financial/Capital Markets/Strategy

	MDS Board/Committee Membership				Attendance	Current Public Board Membership
	Board of Directors Audit				13/13 8/9	Manitoba Telecom Services Inc Superior Plus Inc.
	Securities Held
	Year	Common Shares[7]	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	-	10,493	10,493	$203,564	$150,000
	2007	-	16,156	16,156	$342,992
	change	nil	+5,663	+5,663	+$139,428
	Options Held: 0 (Director option grants were discontinued in 2003)
John T. Mayberry, 63 Burlington, Ontario, Canada Director since 2004 Independent[1]
Mr. Mayberry is a Corporate Director.  From 2002 to 2003, Mr. Mayberry was Chair of the Board and Chief Executive Officer, Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON), and from 1993 to 2003, he was President and Chief Executive Officer of Dofasco Inc.
Areas of Expertise:  Global Operations/Strategy

	MDS Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Non-Executive Chair of the Board since 2004 Ex-officio member of all standing committees			13/13 Mr. Mayberry attended all but one of the meetings of the standing committees as an ex-officio member.	The Bank of Nova Scotia
	Securities Held
	Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	3,000	28,959	31,959	$620,005	$1,000,000 Mr. Mayberry has until July 2008 to meet the 5.0 x share ownership requirement.
	2007	3,000	39,541	42,541	$903,145
	change	nil	+10,582	+10,582	+$283,140
	Options Held: 0 (Director option grants were discontinued in 2003)
Richard H. McCoy, 65 Toronto, Ontario, Canada Director since 2006 Independent[1]
Mr. McCoy is a Corporate Director.  He was in the investment banking business for over 35 years.  Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada’s largest investment firms in Toronto, ON).  Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities.
Areas of Expertise:  Global Financial/Capital Markets

	MDS Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Audit Committee[8] Corporate Governance & Nominating Committee			12/13 8/9 3/4
ACE Aviation Holdings Inc.; Aberdeen Asia-Pacific Income Investment Company Limited;
Gerdau Ameristeel Corp.; Jazz Air Income Fund;
Pizza Pizza Royalty Income Fund;
Rothmans Inc.; Uranium Participation Corporation

	Securities Held
	Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	-	8,125	8,125	$157,625	$150,000
	2007	-	13,995	13,995	$297,114
	change	nil	+5,870	+5,870	+$139,489
	Options Held: 0 (Director option grants were discontinued in 2003)
Mary A. Mogford, 63 Newcastle, Ontario, Canada Director since 1998 Independent[1]
Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.  Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.  Ms. Mogford is also a director of the Institute of Corporate Directors and SickKids Foundation Board.
Areas of Expertise:  Human Resources/Government/Governance/Strategy

	MDS Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Corporate Governance & Nominating (Chair) Human Resources & Compensation Environment, Health & Safety			13/13 4/4 5/5 3/3	Potash Corporation of Saskatchewan
	Securities Held
	Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	3,150	15,002	18,152	$352,149	$150,000
	2007	3,150	19,553	22,703	$481,985
	change	nil	+4,551	+4,551	+$129,836
	Options Held: 36,200 (Director option grants were discontinued in 2003)
Kathleen M. O’Neill, 54 Toronto, Ontario, Canada Director since 2005 Independent[1]
Ms. O’Neill is a Corporate Director and was an Executive Vice-President with BMO Bank of Montreal (a major Canadian chartered bank) until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O’Neill was a partner at PricewaterhouseCoopers.  Ms. O’Neill is a Fellow of the Institute of Chartered Accountants (FCA) of Ontario.  In 2005, Ms. O’Neill was accredited to the ICD/Rotman School of Management Directors Education Program.  Ms. O’Neill is also a director of Canadian Tire Bank.  Ms. O’Neill is Chair of St. Joseph’s Health Centre Foundation and a past-Chair of the Board of St. Joseph’s Health Centre in Toronto and is also active on several other non-profit boards.
Areas of Expertise:  Global Financial/Operations/Strategy

	MDS Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Audit Environment, Health & Safety			13/13 9/9 3/3	Finning International Inc. TSX Group Inc.
	Securities Held
	Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	-	12,040	12,040	$233,576	$150,000
	2007	-	18,088	18,088	$384,008
	change	nil	+6,048	+6,048	+$150,432
	Options Held: 0 (Director option grants were discontinued in 2003)
Nelson M. Sims, 60 Key Largo, Florida, USA Director since 2001 Independent[1]
Mr. Sims is a Corporate Director with over 35 years experience in the pharmaceutical industry.  Mr. Sims served as an executive with Eli Lilly and Company (a global pharmaceutical company) for 28 years prior to his retirement in 2001.  His assignments included President of Eli Lilly Canada from 1991 to 1999.  Mr. Sims was President and Chief Executive Officer of Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA) from 2003 to 2005.  Mr. Sims has served as a Corporate Director and consultant for several biotech companies.
Areas of Expertise:  Global Life Sciences/Operations/Strategy

	MDS Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Environment, Health & Safety (Chair) Human Resource & Compensation			13/13 3/3 5/5	Aastrom Biosciences, Inc. (Chairman)
Securities Held
	Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
	2006	5,000	19,231	24,231	$470,081	$150,000
	2007	5,000	23,931	28,931	$614,205
	change	nil	+4,700	+4,700	+$144,124
Options Held: 15,500 (Director option grants were discontinued in 2003)
1
Each of the directors, other than Stephen DeFalco, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2
Independent directors have the option of receiving their compensation in the form of deferred share units (“DSUs”) under the MDS Deferred Share Unit Plan for Non-Executive Directors.  Dr. Anderson’s DSUs in 2007 include DSUs paid to him with respect to his membership on the Scientific Advisory Board of the Company.

3
The Common share price for purposes of calculating units issued as at October 31, 2007 is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2007 ($21.23).  The Common share price for purposes of calculating units issued as at October 31, 2006 is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2006 ($19.40).

4				Mr. Anderson’s attendance at Board and committee meetings varies as he joined the Board after the last annual meeting on March 8, 2007.
5				Stephen DeFalco, the President and Chief Executive Officer of the Company, is the only non-independent director.
6
As an employee director, Mr. DeFalco does not participate in the MDS Deferred Share Unit Plan for Non-Executive Directors.  Mr. DeFalco’s DSUs, restricted share units (“RSUs”) and performance share units (“PSUs”) are issued in his capacity as Chief Executive Officer (see table Share Unit Awards Granted During Fiscal 2007 on page 19).

7
Enterprise Capital, its associates, affiliates and funds over which it has sole or shared discretionary management, beneficially own approximately 4,113,645 shares in MDS as at the date of the Circular.  Mr. MacDonald has advised, however, that he does not have dispositive or voting control with respect to such shares.

8
Richard McCoy, a member of the Audit Committee, currently serves on more than three audit committees of public companies.  The Board has considered the number of audit committees on which Mr. McCoy serves and is satisfied and has determined that such simultaneous service will not impair his ability to effectively serve on the Committee.

9				Mr. Luba was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

Appointment of Auditors
The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company, to hold office until the next Annual Meeting of Shareholders.  Ernst & Young LLP has served as the Company’s auditor for more than five years.

Auditor Evaluation
The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.  In fiscal 2007, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company’s account.  In addition, an Ernst & Young LLP partner, independent of the Company’s account, is responsible for reviewing all significant accounting and audit decisions.

During fiscal 2007, Ernst & Young LLP served as the auditor of MDS and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used.  Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP, and the fees to be charged, are subject to pre-approval by the Audit Committee.

The fees for all services performed by the auditors for the years ended October 31, 2007 and October 31, 2006 are set out below.

	2007 (000s)	2006 (000s)
Audit services	$6,119	$6,726
Audit-related services	634	255
Tax services	333	196
Total	$7,086	$7,177

Audit Services– an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-RelatedServices– an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.  In fiscal 2007, Ernst & Young LLP provided audit-related services in connection with the Company’s sale of its Diagnostics business, its acquisition of Molecular Devices and its conversion to U.S. GAAP.

Tax Services– a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services– the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor.  The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1)
Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval.  Changes to these fees are reported to the Audit Committee at least quarterly.

(2)
Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals.  The term of any general pre-approval is 12 months from approval unless otherwise specified.  The Audit Committee annually reviews and pre-approves the services on this list.

(3)	Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent auditors for 2007 were approved in accordance with the pre-approval policy.

Shareholder ProposalsThere are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2009 Annual Meeting of Shareholders must be submitted no later than October 9, 2008.

Section 3:  Disclosure of Compensation and Other Information
Directors’ Remuneration

Ten directors are independent and are remunerated by the Company solely in their capacity as directors.  Stephen DeFalco, the President and Chief Executive Officer of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units (“DSUs”) as described below.  In lieu of stock options, upon appointment or election a director receives $100,000 in DSUs which vest over three years and an annual grant of DSUs as noted below.

The Corporate Governance & Nominating Committee reviews director compensation every year and updates that compensation when it considers it appropriate or necessary to recognize the workload and responsibility of Board and committee members and to remain competitive with director compensation trends in North America.  To fulfill this mandate, the Committee engaged Towers Perrin to review the total compensation paid to directors at a similar group of comparator companies used to benchmark executive compensation with annual revenues between US$500 million and US$3 billion.

Following such review, the Corporate Governance & Nominating Committee approved an increase in the annual retainer from $25,000 to $30,000 and the annual grant value of deferred share units from $20,000 to $60,000.  Following the increase, the compensation payable to MDS’s directors for Board and committee service is described in the chart below, which continues to be below the fiftieth percentile of the comparator group.

Annual retainer - CHAIRMAN[1]	$200,000
Annual retainer - DIRECTOR	30,000[2]
Annual retainer - COMMITTEE CHAIR Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	15,000 7,000 5,000 5,000
Annual retainer - COMMITTEE MEMBER Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	5,000 3,000 3,000 3,000
Annual grant value of deferred share units	60,000[3]
Each Board or committee meeting attended (in person or if held by telephone)	1,500[4]
1
The Chair of the Board will also receive an annual grant of deferred share units equal in value to $60,000.  No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2	The increase in the annual retainer was effective August 1, 2007.
3	The increase in the annual deferred share unit grant will be effective March 6, 2008 on election to the Board.
4
Directors who reside outside of Ontario or Quebec and are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee equal to $1,500 in addition to the attendance fee.  If a Board or committee meeting is held on consecutive days, the director is only paid one $1,500 travel fee.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2007 is set out in the following table:

Name	Non-Executive Chairman Retainer ($)	Board Retainer ($)	Standing Committee Chair Retainer ($)	Standing Committee Member Retainer ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Annual Grant of DSUs ($)	Election Grant ($)[1]	Travel Fees ($)	Total Fees Paid ($)	Portion of Fees Taken in Cash or in DSUs
Paul S. Anderson	-	26,250	-	6,000	19,500	13,500	20,000	-	12,000	97,250[2]	100% DSUs
William D. Anderson	-	20,000	-	3,750	10,500	6,000	20,000	33,333	-	93,583	100% Cash
William A. Etherington	-	26,250	7,000	3,000	19,500	13,500	20,000	-	-	89,250	100% DSUs
Robert W. Luba	-	26,250	15,000	-	19,500	13,500	20,000	-	-	94,250	100% DSUs
James S. A. MacDonald	-	26,250	-	5,000	19,500	12,000	20,000	33,333	-	116,083	100% DSUs
John T. Mayberry	200,000	-	-	-	-	-	20,000	-	-	220,000	100% DSUs
Richard H. McCoy	-	26,250	-	8,000	18,000	16,500	20,000	33,333	-	122,083	100% DSUs
Mary A. Mogford	-	26,250	5,000	6,000	19,500	18,000	20,000	-	-	94,750	100% DSUs
Kathleen M. O’Neill	-	26,250	-	8,000	19,500	18,000	20,000	33,333	-	125,083	100% DSUs
Nelson M. Sims	-	26,250	5,000	3,000	19,500	12,000	20,000	-	12,000	97,750	100% DSUs
TOTAL	200,000	230,000	32,000	42,750	165,000	123,000	200,000	133,332	24,000	1,150,082	90%
1	In lieu of stock options, upon initial appointment or election, a director receives $100,000 in DSUs which vest over three years.
2	Dr. Anderson also received $18,000 in DSUs in the fourth quarter in connection with his membership on the Scientific Advisory Board.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the “Elected Deferral”) under the MDS Deferred Share Unit Plan for Non-Executive Directors.  Nine of the 10 independent directors received all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan.  The price used to determine the number of shares that could be purchased is equal to the five-day average closing price as at the last day of the fiscal quarter.

In the fiscal year ended October 31, 2007, each director and the Board Chair received DSUs valued at $20,000 as part of his or her overall compensation.  DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares.  Currently, the Company does not pay dividends.  DSUs are paid out when a director ceases to be a member of the Board.  In 2006, the plan terms were amended to provide that at retirement, directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the five-day average closing price as at their retirement from the Board.

Board fees are paid to all directors in Canadian dollars.  Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines and Directors’ Share Ownership

The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders.  The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value of equal to 5.0 x his/her annual retainer.  Directors are given three years from the date of election to the Board to accumulate such ownership position.  To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase.

As noted in the director biographies, each of the directors exceeds or is on track to meet the minimum ownership requirement.

Directors’ and Officers’ Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company.  The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of US$120,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of US$100,000,000 per loss.  In addition, the Company maintains a Side A policy in the amount of US$20,000,000 which is reserved solely for the directors and officers.  Each loss or claim for which the Company seeks reimbursement is subject to a US$1,000,000 deductible payable by the Company. The total annual premium for the directors’ and officers’ liability policy is US$1,500,000, which is paid in full by the Company.

Report on Executive Compensation

This report of the Human Resources & Compensation Committee of MDS’s Board of Directors provides information on the policies and programs which determine the compensation of MDS’s “Named Executive Officers”.  For purposes of this Circular, Named Executive Officers are defined as the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company.  These executives include: President, MDS Nordion; President, MDS Analytical Technologies; and Executive Vice-President, Corporate Development & General Counsel.  Their compensation is disclosed in the Executive Compensation section of this Circular.

Compensation Committee

The Board of Directors has delegated responsibility for the oversight, review and approval of senior management’s compensation philosophy and practices to the Human Resources & Compensation Committee (“HRCC”).  As part of this mandate, the HRCC reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the Chief Executive Officer and approves the compensation for the Chief Executive Officer’s direct reports, including the Named Executive Officers.  The HRCC also reviews and approves short-term, mid-term and long-term incentive designs and incentive awards for the senior management of the Company.

The members of the HRCC are William Etherington (Chairman), Paul Anderson, Mary Mogford and Nelson Sims, each of whom is an independent director. The Board as a whole reviews the recommendations of the HRCC and gives final approval on the compensation for the Chief Executive Officer.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan.  On a semi-annual basis the Company undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC.  The assessment and review focuses on performance measurements for business units and senior management.  Annually, the HRCC, with management input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool.  During the compensation review process, the Chief Executive Officer presents the HRCC with the talent assessment and performance results and compensation recommendations based on those results as well as market data.

Independent Advice

The HRCC has engaged Towers Perrin as its independent executive compensation consultant.  During the most recent fiscal year, Towers Perrin provided independent advice to the HRCC on all matters relating to Chief Executive Officer and other executive compensation.  The recommendations and advice from Towers Perrin include compensation practices and programs in the global life sciences industry and market competitive data for the Chief Executive Officer and the Chief Executive Officer’s direct reports.  Towers Perrin also provided independent review and advice on management recommended incentive plan designs for fiscal 2007 and the fiscal 2008 Mid-Term Incentive Plan.

Total fees and expenses paid to Towers Perrin in fiscal 2007 for its role as independent advisor to the HRCC were approximately US$286,385.  Towers Perrin did not receive any other compensation from the Company.  Towers Perrin attended all of the Committee meetings during the year.

Compensation Philosophy and Framework

During fiscal 2007 the Company continued to implement its business strategy to focus on the higher growth global life sciences market.  As part of that strategy, the Company has adopted a strong pay-for-performance culture.  Incentive rewards are directly linked to corporate and business unit financial performance, as well as individual performance. The greater emphasis on pay-for-performance is based on a pay philosophy that aligns management rewards with the interests of shareholders.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on in-year performance and long-term potential.  As noted previously, talent review sessions are held semi-annually and the review and assessment of the senior talent pool is shared with the HRCC on a semi-annual basis, and with the Board of Directors on an annual basis.  Base salary, annual incentive payouts and equity compensation paid in the form of performance share units and stock options reflect the performance differentiation, with a greater proportion of equity compensation paid to high potential, high performing executives.

Executive Compensation Pay and Performance Philosophy

The Company’s compensation program is designed to attract and retain the senior leadership required to build superior, long-term shareholder value.  The pay philosophy of the Company incorporates a strong pay-for-performance approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder-value creation.  In general, the Company’s “target positioning” provides competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance as measured against its business plan.  The HRCC also conducts comprehensive market reviews of compensation philosophy and practices on a periodic basis to establish pay practices that are both competitive and reasonable, and meet the program’s objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: “fixed compensation” that includes base salary, benefits and retirement programs and “performance-related compensation” that includes annual, mid-term, and long-term incentive plans.   At the executive levels, the highest weighting of the total compensation package is performance based and is “at risk”.  Rewards are contingent on organizational performance to provide a strong alignment with shareholder interests.

Peer Group Companies

The HRCC benchmarks all elements of executive compensation against executive compensation of a peer group of competitors primarily from the global life sciences industry. Commencing with fiscal 2006, the HRCC approved a three-year plan that transitioned from a Canadian peer group to a global peer group for the Chief Executive Officer and the Chief Executive Officer’s direct reports. The primary global peer group consisted of 97 companies across a variety of industries, with revenues between US$500 million and US$3 billion. For the CEO and CFO positions, this global peer group is supplemented with a global life sciences peer group consisting primarily of 15 global life sciences companies that compete with MDS, with revenues ranging from US$500 million to US$3 billion. The majority of the companies in both peer groups are based in the United States.

For other executives, MDS continues to assess the market competitiveness of reward programs relative to the local market in which the executive resides based on a peer group of similar size and complexity.  The Canadian peer group includes Canadian autonomous companies in general industry with revenues between $1 billion and $4 billion.

Executive Compensation Framework

The HRCC approved a new executive compensation framework for senior management at MDS, which was implemented in fiscal 2006.  The framework is aligned to MDS’s business strategy and explicitly defines base salary ranges and performance-related pay opportunities for each level of executive.  The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above-average pay when the Company has achieved exceptional performance as measured against its business plan.

Executives are assigned to a position level, based on their accountability and work complexity, and compared with similar positions in the Company’s peer groups.  Compensation values in this chart are set out in US dollars.  All other compensation values in this report are set out in Canadian currency.  The following is a summary of the executive compensation framework applicable to the Named Executive Officers:

Role	Base Salary Range (US$000s)			Target Incentive (% Salary)	Target Equity (% salary)	Target Total Direct Compensation (US$000s)
Chief Executive Officer	650	-	750	100%	225%	2,763	-	3,188
Executive Vice-President/ Business Unit Presidents	300	-	400	50%	120%	810	-	1,080

Base Salary, Benefit and Retirement Programs

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management.  Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience.  Benefit and retirement programs are designed to be market competitive.  Currency conversion is based on a twelve-month average exchange rate as required.

Annual Incentive Plan

The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company’s fiscal year, based on the achievement of established corporate financial goals and individual performance.  The HRCC and the Board of Directors review Company and individual performance and have final approval on the annual bonus to be paid to each executive.

Corporate goals consist of financial metrics and are based on either enterprise-wide or business unit performance.  For fiscal 2007, payments under the annual incentive plan were based on financial performance at the business unit level for business unit executives, and at the enterprise-wide level for corporate executives.

For business unit executives, financial performance was based on the achievement of days of working capital (25% weighting) and EBITDA (75% weighting) targets established for their business unit.  For corporate executives, the financial performance was based on days of working capital (25% weighting) and EBITDA (75% weighting) targets established for the Company as a whole.  All targets are approved by the HRCC at the beginning of the fiscal year.  Financial performance relative to plan is assessed and determines the base incentive earned for financial results.  The base incentive is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment.  For those executives who report directly to the Chief Executive Officer, the HRCC reviews and approves each executive’s individual performance factor relative to business results and the individual’s key accomplishments during the year.  The maximum bonus that can be paid to any executive is 200% of target bonus.

Annual target incentive awards are determined as a percentage of base salary. The target incentive remains unchanged from 2006 for the executive vice-presidents.  In conjunction with a continuing review of performance and market competitive practice, the HRCC accelerated the timing of the scheduled incentive increase for the Chief Executive Officer.  Mr. DeFalco’s target bonus was increased from 60% of earned salary in 2006 to 100% of earned salary in 2007.  This change replaced the prior intention to increase his target incentive to 80% of salary in 2007 in order to better position his compensation package relative to market.  The maximum bonus payable to the Chief Executive Officer is 200% of earned salary.

The following table sets out the annual incentive plan parameters and the 2007 incentive earned for each of the Named Executive Officers.

Name	Target Payout (% of Salary)	Payout Range (% of salary)	Target Award ($)	Maximum Award ($)	Financial Results (0–200%)	Individual Performance Factor (0–125%)	Actual Award (% of Target)	Actual Award ($)
S. DeFalco	100%	0-200%	815,300	1,630,600	184%	125%	200%	1,630,600
D. Prince	50%	0-100%	127,122	254,244	184%	105%	193%	245,600
A. Boorn	50%	0-100%	182,500	365,000	166%	120%	199%	363,540
K. Horton	50%	0-100%	173,227	346,453	184%	125%	200%	346,453
S. West	50%	0-100%	173,600	347,200	192%	100%	192%	333,312

The bonuses payable to Messrs. DeFalco and Horton are capped at 200%, which is the maximum amount payable.

The HRCC approved the bonus payable to the Chief Executive Officer’s direct reports, based on the assessment of financial performance to plan and individual performance as recommended by the CEO.  The HRCC recommended to the Board for approval and the Board approved the Chief Executive Officer’s annual bonus.

Equity Plans

MDS’s mid-term and long-term equity-based incentives for senior executives consist of performance share units (“PSUs”), stock options and performance stock options. Grants under the Mid-Term Incentive Plan (“MTIP”) are in the form of performance share units and grants under the Long-Term Incentive Plan (“LTIP”) are in the form of stock options and performance stock options.  The equity mix varies by executive level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.  The governing principles of the equity programs are set out below:

•	Executives are granted equity in the form of MTIP and LTIP for incentives on an annual basis.

•	The weighting between MTIP and LTIP varies by work level with greater weighting on LTIP at the most senior levels.

•
The Chief Executive Officer recommends and requests approval from the HRCC for equity (MTIP and LTIP) for grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.

•	The equity grant for each executive is based on Company and individual performance, key skills and expected future contribution.

•
Each business unit and corporate functional executive is provided with the target equity mix (consisting of MTIP and LTIP) and a pool of equity based on that mix. Each business unit and corporate group head will have discretion over the amount to allocate to each executive, subject to final approval by the Chief Executive Officer and the HRCC.

The following chart sets out the target equity incentive mix that is used in conjunction with the executive compensation architecture.

Role	Target Equity (% of Salary)	Target Equity Mix	Equity Type
Chief Executive Officer	225%	50% MTIP	Performance share units
		50% LTIP	Stock options
Executive Vice-President	120%	60% MTIP	Performance share units
		40% LTIP	Stock options

The foregoing table does not include a special grant of performance stock options made to Mr. DeFalco in June 2007, as outlined in the report on the Chief Executive Officer Compensation in this Circular.

Mid-Term Incentive Plan

The Mid-Term Incentive Plan provides grants to employees in the senior management group on an annual basis.  This includes senior directors and above, based on the recommendation of the Chief Executive Officer, and subject to the approval of the HRCC.  The intent of the grant is to focus executives on specific goals and objectives over a three-year time frame, to support and align with the Company’s longer-term strategy.  Grants under the Mid-Term Incentive Plan are in the form of performance share units.  The Company typically satisfies plan obligations with cash-based payments following the required vesting period.  The grant with respect to fiscal 2007 was made on December 7, 2007.

The performance measure for the December 2007 grant is cash earnings per share (“EPS”). Cash EPS attainment will be determined at the end of the third year based on fiscal 2010 performance and will determine the number of vested units.  Vesting will occur on December 15, 2010 following approval of year-end cash EPS results by the Audit Committee of the Board of Directors based on the chart set out below.

Performance Achievement (Cash EPS)	Vesting
(% of Target)
Below threshold	0%
At threshold	50%
At target	100%
At maximum	200%

Payout will be in the form of cash. The payment will be based on the New York Stock Exchange closing share price averaged over the five business days up to and including October 31, 2010. The number of PSUs granted is based on Company and individual performance. Each business unit and the corporate group have discretion on how much to allocate to each senior manager based on individual performance and potential, subject to final approval by the Chief Executive Officer.

The HRCC approves the PSU grants for the Chief Executive Officer’s direct reports as recommended by the Chief Executive Officer and the total pool of PSUs for the remaining executives.   The HRCC recommends and the Board approves the PSU grant for the Chief Executive Officer.

The total number of performance share units awarded under the MTIP to all executives including the Chief Executive Officeron December 7, 2007 was 540,600.

The Company may also grant performance share units on an interim basis throughout the year for new hire or retention purposes.

Long-Term Incentive Plan

The MDS long-term incentive plan is intended to reinforce management’s commitment to long-term improvement in both profitability and shareholder value.  The plan consists of an annual award of stock options.  Eligible participants include senior management and other designated employees.  The Company satisfies its obligations under this plan through the issuance of shares from treasury.  The value and number of stock options granted to an individual are based on Company performance and the talent management process.  Stock options vest or become exercisable at a rate of one-third per year commencing on the first anniversary of the grant date and expire after seven years.  The annual grant was made in June 2007 immediately following the talent review process with the Board.  The exercise price for grants is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.  Each business unit and corporate group has discretion to allocate options to eligible employees based on individual performance and potential, subject to final approval by the Chief Executive Officer.   The HRCC approves the individual stock option grants for the Chief Executive Officer’s direct reports as recommended by the Chief Executive Officer and the total pool of options for the remaining employees.  The HRCC recommends and the Board approves the stock option grant for the Chief Executive Officer.

The total number of stock options awarded under the LTIP to all eligible employees including the Chief Executive Officer at the June 2007 annual grant was 776,100.

The Company may also grant stock options on an interim basis throughout the year for new hire or retention purposes.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2007.

Plan Category	Common Shares to Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	5,555,446	19.66	5,836,564
Equity compensation plans not approved by security holders	–	–	–
Total	5,555,446	19.66	5,836,564

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which all employees can purchase MDS Common shares at the market price as traded on the Toronto Stock Exchange.  Shares are purchased monthly on the last business day of each month.  Employees can contribute 10% of their salary to an annual maximum contribution of $10,000 by payroll deduction.  MDS will match up to 10% of their contribution to a maximum of $1,000.

Chief Executive Officer Compensation

The independent directors of the Board approve all components of Chief Executive Officer compensation based on the recommendations from the HRCC.  External consultants from Towers Perrin provide information and advice to the HRCC as described under Report on Executive Compensation – Independent Advice.

The HRCC assesses the overall performance of the Chief Executive Officer on the basis of his contribution to:

•	the financial performance of MDS compared to specific financial objectives and targets established at the beginning of each fiscal year;

•	the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;

•	the leadership of the Company;

•	the management of succession plans to provide continuity of leadership positions, including that of the Chief Executive Officer; and

•	the quality of MDS’s relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC’s objective is to provide competitive compensation for the Chief Executive Officer based on business and individual performance with consideration given to market practice.

Peer Group Companies

Benchmarking for base salary, annual incentive and equity grants for the Chief Executive Officer was based on the comparator group of companies described earlier under Report on Executive Compensation – Peer Group Companies.  Towers Perrin provided all market data for the Chief Executive Officer.

All compensation elements for the Chief Executive Officer were benchmarked with reference to the market median (fiftieth percentile).

Target compensation for the Chief Executive Officer contains a high degree of “pay at risk” based on performance for both cash and equity pay components.  In 2007, salary comprised only 14% of his 2007 total direct compensation.

Base Salary

The 2007 base salary for Mr. DeFalco was set with reference to the median of the peer group.  His base salary for 2007 was $815,300 (US$720,000) in accordance with his contract and the executive compensation framework. Effective January 1, 2008 his salary will be increased to $823,000 (US$750,000) in conjunction with the three-year transition plan previously approved by the Board of Directors.  Mr. DeFalco’s salary is set in US dollars and paid in Canadian dollars as determined by the HRCC.  Currency conversion is based on a twelve-month average exchange rate to October 31, 2007.

Annual Incentive Plan

Mr. DeFalco participated in the Annual Incentive Plan (“AIP”) on the same basis as other executives as outlined below.  Consistent with the Company’s “pay for performance” philosophy, the AIP payouts for the Chief Executive Officer and other executive officers are established by assessing financial performance achieved relative to the Annual Business Plan targets which are approved by HRCC at the beginning of the Company’s fiscal year.

For fiscal 2007, the Company successfully completed its repositioning to a global life science company and management delivered excellent results against the 2007 Business Plan.  Highlights of Chief Executive Officer performance in 2007 include the following achievements:

•	Management delivered 60% organic EBITDA growth and achieved 170% of the Business Plan commitments. In addition, working capital performance for the enterprise exceeded target.

•
Management executed on $2.5 billion in capital transactions, including the sale of the Diagnostics business, the successful acquisition of Molecular Devices and a successful share buy-back of $500 million.

•	Significant progress of the turnaround at MDS Pharma Services was achieved with five consecutive quarters of improvement in EBITDA.

•	Excellent progress on talent management was achieved throughout 2007.

Mr. DeFalco’s AIP for fiscal 2007 provided a target award of 100% of annual base salary and a maximum award of 200%, based on the achievement of corporate financial and individual goals as approved by the Board.  Corporate business performance measures which determine the AIP base payment consist of EBITDA (weighted 75%) and days of operating working capital (weighted 25%).  The base payment can be increased or decreased through the multiplication of an individual performance factor.  The business performance base payment resulted in an earned incentive of 184% of target bonus.  Based on the performance achieved for fiscal 2007, the Board of Directors awarded Mr. DeFalco an overall incentive payment of 200% of his salary for fiscal 2007, reflecting both the business performance of the Company as well as his individual performance.

Equity Grants

Equity grants to Mr. DeFalco in respect of 2007 consisted of regular stock options and performance stock options under the LTIP, and PSUs under the MTIP as follows:

•
20,000 regular stock options on December 20, 2006. Vesting occurs equally over three years and compensation is determined by the difference in the share price at the time of exercise as compared to the strike price at the time of grant. The estimated compensation value of this grant is $106,295 based on a strike price of $20.68 and a fair value factor of 25.7%.

•
280,000 regular stock options on June 19, 2007. Vesting occurs equally over three years and compensation is determined by the difference in the share price at the time of exercise as compared to the strike price at the time of grant. The estimated compensation value of this grant is $1,615,334 based on a strike price of $21.77 and a fair value factor of 26.5%.

•
100,000 performance stock options on June 20, 2007. Vesting occurs only upon reaching a share price performance hurdle. The share price as traded on the Toronto Stock Exchange must average $25.00 in any 10 consecutive-day trading period within 24 months from the date of grant. The estimated compensation value of this grant is $528,768 based on a strike price of $21.76 and a fair value factor of 24.3%.

•
5,000 deferred share units on August 29, 2007. These units were granted as a “match” in respect of converting the August 29, 2005 PSU grant to DSUs at the time of vesting on August 29, 2007.  The estimated compensation value of this grant is $102,800 based on a share price of $20.56.

•
75,000 performance share units on December 7, 2007. This assumes vesting at target level of 100%. The actual number that may vest can vary from 0% to 200% upon reaching a cash EPS performance hurdle. Vesting occurs at the end of year three based on year three cash EPS performance as compared to the target approved by the HRCC. The estimated compensation value of this grant is $952,156 based on a share price of $19.93 and an expected value factor of 63.7%.

Mr. DeFalco did not receive any cash payments in 2007 from the vesting of prior year equity grants.  20,000 PSUs granted on August 29, 2005 vested on August 29, 2007 and were converted to DSUs on the same date.

Loans

The Company has a policy that prohibits the granting of loans to employees.  There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2007.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan.  In addition, the Company established share ownership guidelines in 2003 for the Chief Executive Officer and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS’s overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders.  The minimum shareholding requirements of the Chief Executive Officer and his direct reports are 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports.

For the purposes of these guidelines, units granted under mid-term incentive plans (for example, restricted share units (“RSUs”), performance share units and deferred share units) are considered to be the equivalent of Company shares.  The Chief Executive Officer and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership, and progress is monitored on a periodic basis.   The following table sets out the number of common shares, PSUs, DSUs and RSUs held by the Chief Executive Officer and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the target date for meeting such requirements.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2007

Name	Common Shares[1] (#)	PSUs/RSUs/ DSUs[2] (#)	Total Share Ownership[3] (#)	Total At-Risk Value of Share Ownership[4] ($000s)	Share Ownership Guideline	Share Ownership Requirement[5] ($000s)	Target Date Share Ownership to Be Met[6] (mm/dd/yy)
S. DeFalco	0	192,000	192,000	4,226	4.0 x	3,087	already met
D. Prince	243	65,000	65,243	1,436	2.0 x	796	already met
A. Boorn	8,407	115,417	123,824	2,725	2.0 x	703	already met
K. Horton	0	93,250	93,250	2,052	2.0 x	667	already met
S. West	0	100,991	100,991	2,223	2.0 x	638	already met
1	Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.
2	Includes DSUs from SERP, fiscal 2007 MTIP and fiscal 2008 MTIP granted on December 7, 2007. PSUs are included at target achievement.
3	Includes sum of all shares and phantom equity.
4	Based on highest share price for the six-month period ending October 31, 2007 of $22.01.
5	Based on three-year average salary as at October 31, 2007.
6
Executives are given five years from the implementation of the guideline, date of appointment or effective date of an increase in the guideline to accumulate shares to achieve the required level of ownership.

Conclusion

It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the goals and objectives achieved during the year.

The Report on Executive Compensation and the Report on the Chief Executive Officer’s Compensation are presented by the HRCC members as follows:

William A. Etherington, Chair
Paul S. Anderson
Mary A. Mogford
Nelson M. Sims

Executive Compensation

Compensation of Named Executive Officers

The following Summary CompensationTable sets forth the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”) for services rendered in all capacities during the three fiscal years ending October 31, 2007, where applicable.  Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation				Mid-Term and Long-Term Compensation						Total Direct Comp[7] ($)	LTIP Payouts (in Respect of Previous Years’ Grants)		All Other Comp[10] ($)
		Salary [1] ($)	Bonus [2] ($)	Retirement Contribution [3] ($)	Other Annual Comp[4] ($)	Restricted, Performance or Deferred Share Units (#) / ($) [5]			Securities Under Options Granted (#) / ($) [6]				DSUs (#) [8]	Cash ($) [9]
S. DeFalco President & CEO	2007	804,417	1,630,600	174,152	34,660	75,000	/	952,156	400,000	/	2,250,397	5,846,382	20,000	-	7,309
	2006	750,000	315,000	185,351	34,660	67,000	/	816,060	253,500	/	1,049,490	3,150,561	-	-	7,309
	2005	291,667	225,000	69,375	221,150	50,000	/	520,000	400,000	/	2,106,312	3,433,504	-	-	2,108
D. Prince EVP, Finance & Chief Financial Officer	2007	254,202	245,600	55,173	89,375	20,000	/	253,908	70,000	/	390,915	1,289,173	-	-	2,316
	2006	-	-	-	-	-	/	-	-	/	-	-	-	-	-
	2005	-	-	-	-	-	/	-	-	/	-	-	-	-	-
J. Garner Former Chief Financial Officer	2007	199,917	0	79,787	769,718	0	/	0	0	/	0	1,049,422	7,445	158,440	2,997
	2006	408,333	103,320	88,327	34,660	0	/	0	40,000	/	165,600	800,240	-	-	5,967
	2005	381,250	200,000	73,203	33,050	101,250	/	1,053,000	24,000	/	149,100	1,889,603	2,000	135,428	5,542
A. Boorn President, MDS Analytical Technologies	2007	365,000	363,540	76,830	34,660	20,000	/	215,822	35,000	/	201,917	1,257,769	34,167	134,993	5,336
	2006	358,333	177,390	55,541	33,160	20,000	/	243,600	30,000	/	124,200	992,224	-	-	5,224
	2005	320,833	97,500	45,024	31,550	82,084	/	853,674	20,000	/	124,250	1,472,831	-	129,087	4,682
K. Horton [11] EVP, Corporate Development & General Counsel	2007	346,453	346,453	69,896	29,660	17,000	/	253,908	50,000	/	281,638	1,328,008	22,500	-	3,368
	2006	320,833	110,250	65,490	129,660	20,000	/	243,600	35,000	/	139,684	1,009,517	-	-	4,965
	2005	-	-	-	-	-	/	-	-	/	-	-	-	-	-
S. West President, MDS Nordion	2007	341,000	333,312	83,995	29,500	17,000	/	235,610	30,000	/	173,072	1,196,489	29,167	134,993	3,655
	2006	308,333	251,100	57,855	33,160	20,000	/	243,600	22,500	/	93,150	987,198	-	-	4,508
	2005	293,333	168,750	46,201	31,550	69,584	/	723,674	14,000	/	86,975	1,350,483	-	116,151	4,273
1
Base salary earned by the Named Executive Officers for the fiscal year based on prior year salary from November to December 2006 and current year salary from January to October 2007.
Mr. Prince’s 2007 value reflects his base salary pro-rated to his start date of March 12, 2007.  Mr. Garner’s 2007 value reflects his salary pro-rated to his termination date of April 27, 2007.
Mr. Horton’s 2006 value reflects his base salary pro-rated to his start date of December 1, 2005.  Mr. DeFalco’s 2005 value reflects his base salary pro-rated to his start date of June 6, 2005.

2
Amounts in this column represent payments made under the Annual Incentive Plan.  The fiscal 2007 bonus paid to Mr. Prince is pro-rated based on his hire date of March 12, 2007.  The fiscal 2005 bonus paid to Mr. DeFalco is pro-rated based on his hire date of June 6, 2005.  There was no amount paid to Mr. Garner under this plan in 2007.

3	The Company contributes 15% of the total annual cash compensation as retirement contribution. See Pension Plans for more details.
4
Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year.  For Mr. Prince, the 2007 value includes his one-time signing bonus of $50,000.  For Mr. Garner, the 2007 value includes termination payments in accordance with his contract.  For Mr. Horton, the 2006 value includes his one-time signing bonus of $100,000.  For Mr. DeFalco, the 2005 value includes his one-time signing bonus of $200,000.

5
The value is based on the number of units multiplied by the closing share price at date of grant, multiplied by an expected value factor.  For grants awarded on December 7, 2007, the expected value factor is 63.7%, as compared to an expected value factor of 58% for grants made in fiscal 2006, as compared to an expected value factor of 52% for grants made in fiscal 2005.

6
Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company.  For Mr. DeFalco, the fiscal 2005 amount shown represents a one-time hiring grant, and the options granted vest over a three-year period and expire after seven years.  For all other grants prior to fiscal 2006, the options granted vest over a five-year period and expire after 10 years.   The options granted in fiscal 2007 vest over a three-year period and expire after seven years.  The amount shown is based on the exercise price multiplied by the number of options multiplied by a fair value factor of 24.3% for the June 20, 2007 grant, 26.5% for the June 19, 2007 grant, 25.5% for the March 2007 hiring grant for Mr. Prince, 25.7% for the December 2006 grant, 20.7% for the December 2005 grant, and 31.4% for the April 2005 hiring grant for Mr. DeFalco.  For more details, see Long-Term Incentive Plan.

7
Total Direct Compensation is the sum of Annual Compensation components including Salary, Bonus, Retirement Contribution and Other Annual Compensation, plus the expected values of the performance share units and stock options shown under Mid-Term and Long-Term Compensation.

8
2007 values represent DSU payments made in the year in respect of mid- or long-term incentive grants awarded in previous years.  In fiscal 2005, Mr. Garner received 50% of his vested PSUs from the 2004 MTIP in the form of DSUs and the balance in cash.  In fiscal 2007, Messrs. DeFalco, Boorn and West received 50% of their vested PSUs from the 2006 MTIP in the form of DSUs.

9
2007 values represent cash payments made in respect of 50% vesting of mid-term incentive grants awarded in fiscal 2006.  For Messrs. Garner, Boorn and West, the fiscal 2005 cash payments represent one-third of their restricted share units granted in 2004 and vested PSUs from the 2004 MTIP that were paid in cash.

10	All figures in this column include premiums paid by the Company for term life insurance as well as employer contributions towards the Employee Share Ownership Plan for each Named Executive Officer.
11	All figures for Mr. Horton have been converted from US dollars to Canadian dollars using an exchange rate of 1.09719.

2007 Performance Share Unit Awards

The following table sets out for each Named Executive Officer, the number of performance share units awarded under the Mid-Term Incentive Plan in relation to fiscal 2007.  The grant was made on December 7, 2007.  Under the terms of the plan, the units vest based on achieving a specified cash EPS target approved by the HRCC.  See Report on Executive Compensation - Mid-Term Incentive Plan for further details.  Vesting below “threshold” results in zero payment.

Share Unit Awards Granted During Fiscal 2007

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout [1]	Estimated Future Payouts Under Non-Securities Price-Based Plans
			50% Threshold (#)	100% Target (#)	200% Maximum (#)
S. DeFalco	75,000	October 31, 2010	37,500	75,000	150,000
D. Prince	20,000	October 31, 2010	10,000	20,000	40,000
A. Boorn	20,000	October 31, 2010	10,000	20,000	40,000
K. Horton	17,000	October 31, 2010	8,500	17,000	34,000
S. West	17,000	October 31, 2010	8,500	17,000	34,000
1	2010 cash EPS will determine the vesting of the units.

Options Granted During Fiscal 2007

The following table sets out option awards, including performance options, to purchase Common shares granted during fiscal 2007 to the Named Executive Officers under the terms of the Long-Term Incentive Plan.  The HRCC grants options to eligible employees, including the Chief Executive Officer and other Named Executive Officers, for the purchase of a specified number of Common shares.  See Report on Executive Compensation - Long-Term Incentive Plan for further details.

Option Grants During Fiscal 2007

Name	Securities Under Options Granted [1] (#)	% of Total Options Granted to Employees in Fiscal 2007	Exercise Price ($/security) [2]	Market Value of Securities Underlying Options on the Date of the Grant ($/security) [2]	Expiration Date [3]	Grant Date Expected Value[4] ($)
S. DeFalco[5]	20,000	1.62	20.68	20.68	December 20, 2013	106,295
	280,000	22.69	21.77	21.77	June 19, 2014	1,615,334
	100,000	8.10	21.76	21.76	June 20, 2014	528,768
D. Prince	70,000	5.67	21.90	21.90	March 12, 2014	390,915
A. Boorn	35,000	2.84	21.77	21.77	June 19, 2014	201,917
K. Horton	15,000	1.22	20.68	20.68	December 20, 2013	79,721
	35,000	2.84	21.77	21.77	June 19, 2014	201,917
S. West	30,000	2.43	21.77	21.77	June 19, 2014	173,072
1	Number of options granted to the Named Executive Officer in fiscal 2007.
2	The exercise price for grants is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.
3	Stock options granted during fiscal 2007 vest or become exercisable at a rate of 33-1/3% per year commencing on the first anniversary of the date of the grant and expire in seven years.
4
The expected value of the stock option awards granted during fiscal 2007 have been estimated by multiplying the exercise price by the number of options and a fair value factor of 25.7% for the December 2006 grant, 25.5% for the March 2007 hiring grant for Mr. Prince, 26.5% for the June 19, 2007 grant and 24.3% for the June 20, 2007 grant.

5
Mr. DeFalco’s options which expire on June 20, 2014 are tied to a performance factor and vest when a share price hurdle is met.  This value represents 100% (target) achievement.  Vesting may range from 0% to 200%.

The following table sets out, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2007, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2007.  Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option.  The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the closing price of $21.30 of Common shares on the Toronto Stock Exchange on October 31, 2007.

Aggregated Option Exercises During Fiscal 2007 and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at October 31, 2007 (#)		Value of Unexercised In-the-Money Options at October 31, 2007 ($)[1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. DeFalco	0	0.00	351,167	702,333	1,317,852	658,498
D. Prince	0	0.00	0	70,000	0	0
J. Garner	0	0.00	0	55,666	0	114,126
A. Boorn	0	0.00	89,960	79,000	193,218	63,710
K. Horton	0	0.00	11,667	73,333	23,567	39,983
S. West	0	0.00	33,500	62,000	76,130	52,620
Total	0	0.00	486,294	1,042,332	1,610,767	928,937
1	Option values have been calculated based upon the closing price on October 31, 2007 of Common shares on the Toronto Stock Exchange, which was $21.30.

Pension Plans

Each of the Named Executive Officers participates in a non-contributory defined contribution pension arrangement.   For all named executives including the Chief Executive Officer, the Company contributes 15% of total cash compensation defined as salary plus previous year’s bonus to a pension account.

For Messrs. DeFalco, Prince, Boorn and West, the maximum amount allowed by the Canada Revenue Agency is contributed to a Canadian registered pension plan and the balance is paid either in the form of cash through biweekly pay deposits or in the form of DSUs, as elected by the executive.  DSUs are paid out in cash at the time of termination of employment for any reason.  The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager.

Mr. Horton receives a contribution equal to 15% of his annual compensation.  This is distributed across two retirement plan components:  an amount is paid in the form of cash through biweekly pay deposits and the balance is allocated to an unfunded Supplementary Retirement Plan.

Employment Contracts and Termination of Employment

Employment contracts are currently in place for the Chief Executive Officer and each of the Named Executive Officers.  The contracts set out the principal terms of the employment relationship with the Company, including the individual’s overall role; the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest; and financial terms.  In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

The following table details the cash severance payment that will be paid to each of the Named Executive Officers in the event of termination by the Company without cause or termination by the Named Executive Officer for good reason.  In addition to the cash payment, each Named Executive Officer is provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.  The severance multiple for Mr. Prince will increase to 2.0 x following his second anniversary of reporting to the Chief Executive Officer.

Estimated Termination Benefits for Named Executive Officers

	Termination Without Cause or Termination for Good Reason
Name	Severance Multiple	Cash Severance Amount[1] ($000s)	Total[2] ($000s)
S. DeFalco	3.0 x	5,523	5,523
D. Prince	1.0 x	722	722
A. Boorn	2.0 x	1,356	1,356
K. Horton	2.0 x	1,284	1,284
S. West	2.0 x	1,411	1,411
1	Cash severance based on multiple of cash compensation, which is defined as the sum of base salary, three-year average bonus, annual contribution to retirement program, and the annual car allowance.
2	Total value for termination without cause does not include value associated with continued vesting of stock options for one year after termination.

Change-in-Control Policy

The change-in-control policy provides benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a change of control.  The key policy parameters reflect market competitive practice and are set out below:
•
Participation under the policy has been expanded to include the Chief Executive Officer, the Chief Executive Officer’s direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or critical-facing responsibilities.

•
If an executive is terminated without cause or terminates for good reason within 24 months following a change of control, all PSUs then held by such executive under the Company’s Mid-Term Incentive Plan will be vested assuming target performance has been achieved, and such equity will be paid out in accordance with the terms and conditions of the MTIP.  Stock options will accelerate and immediately vest.  The executive will be eligible to exercise the options up to 12 months from the date of termination.

The following table sets out the payments that would have been made to the Named Executive Officers in the event that the employment of such executive was terminated by the Company without cause by the said executive for good reason on October 31, 2007 within 24 months following the change in control.

  Estimated Termination Benefits for Named Executive Officers

Name	Termination Without Cause or Termination for Good Reason Within 24 Months of a Change in Control
	Severance Multiple	Cash Severance Amount[1] ($000s)	Early Vesting of Stock Options[2] ($000s)	PSUs Paid Out at Target[3] ($000s)	Total[4] ($000s)
S. DeFalco	3.0 x	5,523	658	2,066	8,247
D. Prince	1.0 x	722	0	959	1,681
A. Boorn	2.0 x	1,356	64	1,447	2,867
K. Horton	2.0 x	1,284	40	1,145	2,469
S. West	2.0 x	1,411	53	1,287	2,751
1
Cash severance based on multiple of cash compensation, which is defined as the sum of base salary, three-year average bonus, annual contribution to retirement program, and the annual car allowance as at October 31, 2007.

2	Value of early vesting of stock options equals in-the-money value of unvested options as of October 31, 2007.
3	Value of outstanding PSUs based on target payout on October 31, 2007 closing price of $21.30.
4
Total value for termination following a change in control includes the cash severance, value of early vesting of stock options; value of PSUs paid at target.  A tax gross up may also be payable to Mr. DeFalco and Mr. Horton under the terms of their employment contracts in respect of the U.S. Internal Revenue Code 280(G).

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency  invested in Common shares of the Company on October 31, 2002 on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years.  Dividends declared are assumed to be reinvested.

Section 4:  Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

Board effectiveness is a combination of membership, commitment and structure and individual director effectiveness is a combination of competence, behaviour and independence.  In developing and maintaining MDS’s Corporate Governance Guidelines and Practices, the Board and the Corporate Governance & Nominating Committee (“CGNC”) carefully consider all of these criteria.

The Company’s Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2007, may be found on the Company website at www.mdsinc.com in the Corporate Governance section, under Guidelines & Practices.

Changes in 2007

As part of its annual review of governance practices, the Board on the recommendation of the CGNC approved a number of changes to and clarified certain of its governance guidelines and practices.  The most significant change was to establish the circumstances in which Board members would be expected to tender resignations to the Chair of the Board and Chair of the CGNC.  These circumstances included failure to meet independence requirements or share ownership requirements within the prescribed time, failure to receive a majority of votes from shareholders, failure to attend at least 75% of regularly scheduled meetings, or any breach by a director of the Company’s Global Business Practice Standards.

In addition, the Company clarified that existing stock options could not be re-priced, cancelled or re-issued without prior shareholder approval, and that backdating of options was strictly prohibited.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, MDS is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices.  In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), Institutional Shareholder Services (“ISS”), other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance.  The Company, through the CGNC, reviews, on a regular basis, legislative and regulatory requirements as well as the recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders.  Schedule A to this Circular outlines MDS’s governance practices in accordance with National Instrument 58-101 (Disclosure of Governance Practices) adopted by the Canadian Securities Administrators.  The governance practices in Canada are fundamentally similar to over-all U.S. legislative or regulatory governance practices.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a Board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a breadth of relevant skill sets is fundamental to effective corporate governance.  At present, and as indicated earlier in this Circular, 10 of the Company’s 11 directors are independent, their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the directors setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and in the Annual Report.  The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs.

The CGNC reviews Board composition on a regular basis and an evergreen list of potential Board nominees is maintained by the Company based upon such needs.  The CGNC utilizes both internal and external resources to populate the list of potential Board nominees.

Chair

John Mayberry, Non-Executive Chair of the Board, meets all applicable independence standards.  Mr. Mayberry reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value.  Mr. Mayberry is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders.  The Chair’s specific goals and objectives are established and approved annually by the Board on the recommendation of the CGNC.  The goals and objectives are discussed and monitored during the year and evaluated at year-end as part of the Chair’s annual assessment.  Mr. Mayberry holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and at other times as required.

Director Share Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units.  The Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer.  Directors are given three years to accumulate such ownership position.  To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase.    Nine of the 10 independent directors own shares and/or DSUs in the Company which exceed the established guidelines, and the other director is on track to exceed such guidelines in fiscal 2008.

In addition and as further evidence of alignment with shareholders, as of the date of this Circular, nine of the 10 independent directors, including the Chair, are receiving all of their compensation in DSUs.  Non-Executive Directors are not entitled to participate in the Company’s Stock Option Plan.

Board Orientation and Continuing Education

In order to improve new directors’ understanding of the businesses and more effectively utilize their capability in respect of the businesses, they are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both corporate and operating levels, review of strategic and business plans, and site visits of the principal business operations.  In addition, from a continuing education perspective, the Board holds meetings at various operating offices during the year, at which the local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company’s employees.  The Board regularly receives relevant articles, reports and other papers regarding the health and life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations, from outside consultants and specialists, related to industry trends, markets and the Company’s position and opportunities in such markets.  Also see Meetings and Strategic Planning and Risk Management.

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness.  Detailed questionnaires are circulated to all Board and committee members.  The questionnaires seek to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution.  The questionnaires seek guidance, input and recommendations from each Board member as to any practices which would enhance both Board and individual director effectiveness.  The questionnaires are reviewed by the Chair of the Board and Chair of the CGNC who provide a detailed summary including areas requiring improvement and suggestions of how to improve effectiveness.  Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC and reported out to the Board by the Chair of the CGNC.   The Chair of the Board and the Chair of the CGNC also meet annually with individual directors to review their performance and to discuss in more detail any issues or suggestions to improve their and the Board’s effectiveness.  The CGNC also evaluates committee effectiveness and the chairs of each committee on an annual basis.  Finally, the CGNC also reviews the evaluation process annually so that it remains robust and relevant.

Term and Tenure

Given the size and global nature of the Company and the speed of change in the industry, the CGNC has established guidelines on both term and normal retirement age of directors.  Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member’s continuing performance, the ongoing needs of the Company, and annual election by the shareholders.  The normal retirement age for Board members is 70.  The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age.   The Committee reviews on a regular basis the makeup of the Board and particular experience which would be most beneficial to the evolving business requirements of the Company.  Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2007.  There were 13 Board meetings, four by way of teleconference.

The Company annually holds a two-day off-site meeting, involving the Board and senior management, devoted to the development and approval of the Company’s strategic plan, and a one-day meeting devoted strictly to the Company’s annual business plan.  The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments.  Senior management update the Board regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management

The Board plays a significant oversight role in risk management through the Audit, Human Resources & Compensation, and Environment, Health & Safety committees, as well as through an Ad Hoc Enterprise Risk Management Committee comprised of the Chair of the Board and the Chairs of each standing committee. Risk is currently identified and managed at the corporate and business unit levels.  The Board is provided with a summary of key compliance and operational risks on a quarterly basis.  The summary outlines the level of risk, the trend of key risks versus the prior quarter, mitigation strategies, status and responsibility.  Each risk is supported by a more detailed action plan.  Monitoring key risks is also part of the regular operating review process conducted by senior management of the business units and corporate.  The Company has established a Risk Council comprised of senior leaders from both the business units and corporate.  The Council members act as key liaisons with their respective business units or corporate functional area with respect to assessment and follow-up of key risks, status and action plans.  In addition, the senior management team annually reviews the enterprise risk management process and the key risks with the Ad Hoc Enterprise Risk Management Committee as part of the annual overall strategic review.

Shareholder Communications

MDS has an established Disclosure Policy and Disclosure Committee.  Members of the Committee include the Chief Financial Officer; Senior Vice-President, Investor Relations and External Communications; Chief Accounting Officer; Vice-President, Corporate Finance & Treasurer; the General Counsel; and the Corporate Secretary.  The President and Chief Executive Officer is also an ex-officio member.  The principal objective of the Disclosure Committee is to have a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company’s stakeholders.  The Committee or designated members review and where appropriate approve all material external communications, including press releases.

In addition, the Board, the Chair and/or the Audit Committee review and/or approve this Circular and the Annual Information Form, as well as interim and annual financial reports, management’s discussion and analyses and corresponding press releases.  The Chief Executive Officer, Chief Financial Officer, Senior Vice-President, Investor Relations and External Communications, and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and once a year hold an investor relations conference for investors and analysts. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the MDS website.

MDS’s Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company’s website.  In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 1-888-MDS-7222 or 416-675-7661.

Further information on the Company can also be found at www.sedar.com and www.sec.gov.  In addition, shareholders can contact the Company’s transfer agent in Canada, CIBC Mellon, by calling the answerline at 1-800-387-0825.

The Board’s Duties and Responsibilities

Under its governing statute, the Canada Business Corporations Act, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company.  In carrying out his or her duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board.  Directors are required to approve the Company’s Global Business Practice Standards and confirm that they will abide by such standards in carrying out their duties.  As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee thereof include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices.  A complete description of the Board’s mandate, which is reviewed annually, is set out on the Company’s websiteat www.mdsinc.com,under Corporate Governance - Board and Committee Charters.

The Committees

The Board does not have an executive committee but has created and delegated some of its duties to four standing committees of the Board:  the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee.  Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually.  A complete description of the charter of each of the committees is set out on the Company’s website at www.mdsinc.com,under Corporate Governance - Board and Committee Charters.

All committees are comprised entirely of independent directors, and in the case of the Audit Committee, the Board has determined that all of its members qualify as financially literate and that three members, Bob Luba, Bill Anderson and Kathleen O’Neill, qualify as audit committee financial experts as currently defined under applicable regulatory standards.

The Board’s determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

The composition of each committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge.

The composition and qualifications of the Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company’s website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers.  There are no separate blackout periods related to non-insider participants of the Company’s equity compensation plans.  In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions.  These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company’s Insider Trading Policy was amended in 2007 to require insiders to notify the office of the General Counsel prior to any trading in the Company’s securities, and to strictly prohibit the trading in derivative securities of the Company at any time.

Under the Ontario Securities Act, directors and certain senior officers of the Company are required to report any trading in securities of the Company within 10 days of completing any trade.

Equity Compensation Plans

The Company’s Stock Option Plan, which was amended in 2007, has been approved by the Board, the Toronto Stock Exchange and the shareholders, and is available to all employees and other persons providing services to the Company on an ongoing basis; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.
The Company’s Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.  No other compensation plans currently provide for the issuance or purchase of Company shares.

Business Conduct and Ethics

The Company’s business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.  At MDS, ethical behaviour is the responsibility of everyone, not simply of senior officers.  The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest.  These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004.  The Standards are reviewed on a regular basis.  Directors, officers and employees are required to review the Standards on an annual basis and acknowledge their commitment to them by signing a personal pledge or completing required training.  The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution.  The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.
In addition, employees are able to reach out with questions or concerns to the Chief Executive Officer and our business unit leaders through internal web-based sites.  Moreover, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates.  The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the Corporate Governancesection of our website at www.mdsinc.com under Global Business Practices.  The Standards are also available to shareholders on request from the Corporate Secretary, MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, or by e-mail to the Corporate Secretary at peter.brent@mdsinc.com.

Nominating Committee Process

The Company’s current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee’s members under applicable listing standards.

In considering nominees for the Board, the Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors.  Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Board, including the Chair of the Board, the Chair of the CGNC, the Chief Executive Officer and certain other members of the senior management team, as well as outside consultants.  A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the Canada Business Corporations Act, shareholders who represent in the aggregate 5% or more of the Company’s shares, have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal.  Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely October 9, 2008.  Finally, shareholders have the right to make nominations from the floor at the Annual Meeting.  The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges.  Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year.   Attached as Schedule C are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors other than Mr. DeFalco are independent under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company’s Chair at MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, or by e-mail at john.mayberry@mdsinc.com or to the Corporate Secretary at MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, or by e-mail at peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the U.S. Sarbanes-Oxley Act.  In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements.  None of such differences are, however, in the Company’s view, material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter E. Brent

Peter E. Brent

Senior Vice-President, Legal
and Corporate Secretary

January 7, 2008

Schedule A:  Statement of Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Board of Directors 1. (a) Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Company with the exception of Mr. DeFalco are independent.  See disclosure under the Director Independence section of this Management Proxy Circular.
In addition, all of the standing committees of the Board are composed entirely of independent directors.

(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	Yes	See disclosure under the Director Independence section of this Management Proxy Circular.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
	Yes	10 of 11 of the Company’s current directors are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.
	Yes	Such other directorships have been disclosed in the Election of Directors section of this Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding twelve months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes
John Mayberry serves as the Board Chair, and is an independent director.  He has served as Board Chair since 2004.
Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company’s website at www.mdsinc.com, in the Corporate Governance section.  Amongst other things the Board Chair is expected to:
1. lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of MDS; and foster and support ethical and responsible decision making;
2. consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole;
3. in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and
4. set the tone and culture for effective and transparent dialogue and decision making by the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed in the Election of Directors section of this Management Proxy Circular.
Pursuant to the Company’s Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer;  Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Board of Directors Mandate 2. Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors’ Charter is attached to this Management Proxy Circular as Schedule B.
Position Descriptions
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
Yes
A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company’s website at www.mdsinc.com.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
Yes
A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors.
The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company.  Amongst other things, the Chief Executive Officer is expected to:
1. foster a culture that promotes ethical practices and personal integrity;
2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company;
3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company;
4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans;
5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company;
6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and
7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.

Orientation and Continuing Education
4. (a) Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors, and the nature and operation of the issuer’s business.
	Yes	All new Board members are provided with a comprehensive orientation and education program. See Board Orientation and Continuing Education.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks.  The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets.

Ethical Business Conduct
5. (a) (i) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Company has comprehensive Global Business Practice Standards; see Business Conduct and Ethics.  In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see Business Conduct and Ethics.  The Practice Standards and Code are posted on the Company’s website at www.mdsinc.com, in the Corporate Governance section.

(ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code.	Yes
The Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.

(iii) If the board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes
To the Company’s knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2007 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
The Company’s Practice Standards are clear concerning the requirement to remain free of conflicts of interest.  All directors and officers are bound and have agreed to abide by such practices.  In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
The Practice Standards were distributed to all employees starting in July 2004.  Beginning in late 2006, the Company adopted an annual on-line renewal process.  In addition, on-line training and guidance is provided to employees.

Nomination of Directors 6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes
The Corporate Governance & Nominating Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer.  The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company’s evolving needs.  Criteria includes successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise.  The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the Corporate Governance & Nominating Committee are set out in its charter, which is available on the Company’s website at www.mdsinc.com, in the Corporate Governance section.  The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.

Compensation 7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes
Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant.  Please refer to Directors’ Remuneration and Report on Executive Compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company’s website at www.mdsinc.com, in the Corporate Governance section.  The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Yes
The Company engaged Towers Perrin as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company.  Please refer to Report on Executive Compensation.  Towers Perrin has not been retained to perform other work for the Company.

Other Board Committees 8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes
In addition to the Audit, Human Resources & Compensation, and Corporate Governance & Nominating Committees, the Board also has an Environment, Health & Safety Committee, which assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Annual Assessments
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.
Yes
A complete review of the Board, its committees and individual director performance is carried out annually by the Corporate Governance & Nominating Committee and by the Chair of the Board.
1. Annual Assessment of Board Effectiveness
Each year a detailed questionnaire is completed by all Board members regarding governance practices, Board performance and improvement opportunities.  The questionnaires are initially reviewed by the Chair of the Board and secondly by the Chair of the Corporate Governance & Nominating Committee.  A detailed summary is then prepared by both Chairs for the Board and key areas requiring improvement are developed and become management accountabilities, as appropriate, during the year.  Progress on each such area is regularly reported to and monitored by the Corporate Governance & Nominating Committee and reported to the Board during the year.
2. Annual Assessment of Each of the Committees and Respective Chairs
Each year members of each of the standing committees are also provided with a questionnaire with respect to the functioning of their committee.  Committee members are asked to evaluate the effectiveness of the committee and committee chair and to make any suggestions for improvement.  Results are shared with committee members and recommended improvements become an accountability of the chair of the applicable committee.
3. Annual Assessment of the Board Chair by Members of the Board
Each year members of the Board are asked to assess and comment on the effectiveness of the Board Chair as well as the achievement of the particular goals and objectives which have been established for the Chair for a particular year by the Board.  Individual responses are received by the Chair of the Corporate Governance & Nominating Committee.  A summary report is then provided to the Board Chair and the full Board, with no attribution of comments to individual directors without their consent.
4. Annual Assessment of Individual Directors
Each year, as part of the annual assessment of Board and committee effectiveness, the Board Chair and the Chair of Corporate Governance & Nominating Committee meet with each director individually to engage in full and frank two-way discussion of any and all issues that either wishes to raise, including the effectiveness of other directors, with a focus on maximizing the contribution of each director to the Board and committees.  The Board Chair and Chair of the Corporate Governance & Nominating Committee share peer feedback with each director as appropriate and review progress and action taken.

Schedule B:  Board of Directors’ Charter

CHARTER OF THE BOARD OF DIRECTORS
OF MDS INC.

STATEMENT OF PURPOSE

The Board of Directors (the “Board”) of MDS Inc. (the “Corporation”) is elected by the Corporation’s shareholders.  The Board is responsible for overseeing the management of the Corporation’s business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

MDS is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the Canada Business Corporations Act (the “Act”).

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act).  In determining the best interests of the Corporation, a Director shall have regard to the interest of all Shareholders.  In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant.  The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board’s power with certain exceptions outlined in the Act, including approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Corporation or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Audit, Environment, Health & Safety, Human Resources & Compensation and Corporate Governance & Nominating with specific charters.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Corporation, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Corporation.  In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Corporation’s Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out their responsibilities within the defined duty of care, the Board shall as part of its statutory duties, assume responsibility for the following specific matters:

•	contribute to the formulation of and approve strategic plans;

•	oversee the identification by Management of the principal risks of the Corporation’s businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

•
appoint the CEO and approve the appointment of the Senior Executives of the Corporation and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

•	review and approve Management’s recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

•
review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

•	oversee the Corporation’s public communication policies and their implementation, including disclosure of material information, investor relations and shareholder communications;

•	oversee, with the Audit Committee, financial reporting and disclosure of the Corporation to obtain reasonable assurance that

o	the Corporation complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
o
the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Corporation’s financial statements are appropriate having regard to the Corporation’s businesses; and

•	review and approve the annual financial statements, financial reporting and disclosure and obtain reasonable assurance as to the integrity of the Corporation’s internal control and management system.

The essence of the Board’s responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Corporation are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Corporation.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the Corporate Governance & Nominating Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Corporation’s Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Corporation as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the Corporate Governance & Nominating Committee, appoint the Chair from among the independent members of the Board.  The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its Members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting.  In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Corporation or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Corporation shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair’s discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Corporation.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Corporation’s expense.

Schedule C:  Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1)	A director will not be independent if, within the preceding three years:

(a)	the director or immediate family member of the director was employed by the Company, including any subsidiary or affiliated entity of the Company, as an executive officer;

(b)
the director or immediate family member of the director has received or is expected to receive from the Company direct compensation in excess of $100,000 in any twelve-month period in any of the preceding three years, other than Board or committee fees;

(c)
the director was employed by or affiliated with any of the Company’s present or former internal or external auditors; an immediate family member of the director was employed by or affiliated with any of the Company’s present or former internal or independent auditors as a partner, principal, manager or in any other professional capacity; or

(d)
an executive officer of the Company has served on the compensation committee of the board of directors of a company which, in turn, employed either (i) the particular director as an executive officer or (ii) an immediate family member of such director as an executive officer.

(2)	If a director has any of the following commercial or charitable relationships, such director will not be considered to be independent:

(a)
The director has served as an executive officer or employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of US$1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

(b)
The director has served as an officer, director or trustee of a charitable organization, and the Company’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company’s matching of employee charitable contributions will not be included in the amount of the Company’s contributions for this purpose).

(c)
A director will not be considered to be independent if the director, within the past three fiscal years, receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service)